Exhibit 99.1

Gauzy Announces $7 Million Private Placement Led by Management to Fund

Court-Approved Settlement

TEL AVIV, Israel, October 16, 2026 - Gauzy Ltd. (Nasdaq: GAUZ) (“Gauzy” or the “Company”), a global leader in light and vision control technology, today announced that it has entered into a securities purchase agreement (the “Purchase Agreement”) with a group of accredited investors led by Eyal Peso, the Company’s Chief Executive Officer (collectively, the “Purchasers”), for a private investment in public equity (“PIPE”) resulting in $7 million in aggregate gross proceeds (the “Offering”). Pursuant to the Purchase Agreement, the Company agreed to issue and sell 2,383,279 ordinary shares, no par value (“Ordinary Shares”), to the Purchasers at a purchase price of $2.9371 per share. In addition, in accordance with the terms of the Company’s court-approved debt settlement (the “Settlement”), 953,311 Ordinary Shares will be issued to the trustees appointed under the Settlement, Adv. Ehud Gindes and Adv. (CPA) Simion Keidar (the “Settlement Trustees”).

The Offering is intended to ensure that the Settlement is financed from day one. As previously announced, the Tel Aviv-Jaffa District Court granted final approval of the Settlement, effective September 8, 2026, under Israel’s Insolvency and Economic Rehabilitation Law, 5778-2018, in Insolvency Proceeding No. 51175-03-26. The Settlement resolves approximately $61 million of the Company’s pre-petition liabilities.

“This investment reflects my personal conviction, and that of our management team, in Gauzy’s technology, our customers and our long-term growth strategy,” said Eyal Peso, Chief Executive Officer of Gauzy. “With the court-approved Settlement now fully financed from day one, we have resolved our legacy liabilities and can turn our full attention to executing on our backlog across the Architecture, Automotive, Aviation and Rail markets and delivering value for our customers, employees and shareholders.”

The Offering closed on October 15, 2026. Of the gross proceeds, $1,638,000 will be held by the Settlement Trustees and refunded to the applicable Purchasers, and the corresponding Ordinary Shares will be cancelled, if the Lyon Commercial Court does not approve the French continuation plan for the Company’s subsidiary, Safety Tech SAS, on or before November 13, 2026.

About Gauzy

Gauzy is a pioneering technology company that develops, manufactures and markets Light and Vision control (Smart Glass) solutions based on smart materials and electronic systems technology, enabling dynamic, on-demand control of light transmission, glare and privacy across a wide range of applications. The Company operates through four business units — Architecture, Automotive, Aviation and Rail/Transportation — supplying advanced glazing, dimming and sensing technologies to leading global brands, including Ferrari, Airbus, Boeing and Mercedes, across more than 60 countries. Gauzy’s ordinary shares trade on the Nasdaq Stock Market under the ticker symbol “GAUZ.” The Company is headquartered in Tel Aviv, Israel, with subsidiaries and operations in France, Germany, the United States and additional markets worldwide. For more information, visit www.gauzy.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements include, without limitation, statements regarding the use of proceeds from the Offering, including any refund of proceeds and cancellation of Ordinary Shares in connection with the French continuation plan for Safety Tech SAS; the anticipated effects, benefits and long-term impact of the Settlement; the Company’s liquidity, ability to continue as a going concern, and future business, financial condition and results of operations; and the Company’s strategic priorities and growth plans. These statements are often identified by words such as “may,” “will,” “expect,” “anticipate,” “believe,” “estimate,” “intend,” “plan,” “continue,” “project,” “target,” “outlook” and similar expressions, or their negatives, though not all forward-looking statements contain these words. Such statements are based on management’s current expectations and beliefs and are subject to significant risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied, including, among others: the risk that the Lyon Commercial Court does not approve the French continuation plan for Safety Tech SAS; the Company’s ability to satisfy its payment and other obligations under the Settlement; the Company’s ability to maintain compliance with Nasdaq continued listing requirements; the Company’s ability to continue as a going concern; the Company’s ability to execute on its business strategy and convert backlog into revenue; competitive, technological and market developments affecting the smart glass, architecture, automotive, aviation and rail industries; general economic, financial and geopolitical conditions in Israel and the other jurisdictions in which the Company operates; and other risks and uncertainties described in the Company’s Annual Report on Form 20-F and in its other filings and furnishings with the SEC, including its reports on Form 6-K. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts

Investor & Media Contact:

Amanda Yevdaev, EVP Marketing

Gauzy Ltd.

PR@gauzy.com